Exhibit 12.2

LAZARD GROUP LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES								Pro Forma
	Year Ended December 31,					Three Months Ended March 31,		Year Ended December 31, 2004	Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005		2004	2005
	($ in thousands)
Income before income taxes and minority interest	$676,397	$358,962	$376,045	$389,354	$357,762	$27,897	$91,672	$134,061	$6,222	$37,528
Add: Fixed charges	900,978	546,381	78,456	68,534	74,128	18,012	21,275	110,698	27,426	26,939

Income before income taxes, minority interest and fixed charges	$1,577,375	$905,343	$454,501	$457,888	$431,890	$45,909	$112,947	$244,759	$33,648	$64,467

Fixed Charges:
Interest	$889,534	$533,208	$63,383	$50,161	$53,875	$12,870	$16,150	$ 95,322	$24,167	$23,851
Other (a)	11,444	13,173	15,073	18,373	20,253	5,142	5,125	15,376	3,259	3,088

Total fixed charges	$900,978	$546,381	$78,456	$68,534	$74,128	$18,012	$21,275	$110,698	$27,426	$26,939

Ratio of earnings to fixed charges	1.75	1.66	5.79	6.68	5.83	2.55	5.31	2.21	1.23	2.39

(a)	Other fixed charges consists of the interest factor in rentals.